MIGENIX Inc. 102- 2389 Health Sciences Mall Vancouver, B.C. V6T 1Z3 Canada

|CONFERENCE CALL NOTICE|

FOR IMMEDIATE RELEASE

MIGENIX Second Fiscal Quarter 2008 Financial Results Conference Call & Webcast Notification

Company to Report Interim Celgosivir 4-Week Viral Kinetics Study Data on Monday December 3, 2007

Vancouver, BC, CANADA and San Diego, CA, USA, November 30, 2007 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, will host a conference call and webcast on Thursday, December 13, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss financial results for the second fiscal quarter ended October 31, 2007 and provide an update on company activities.  To participate in the conference call, please dial 416-644-3418 or 1-800-732-1073. The call will be available for replay until December 27, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21255722#. The live and archived webcast can be accessed through the company’s website at www.migenix.com for the next 90 days.

Additionally, the Company will report interim 4-week data from a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection on Monday December 3, 2007.

 About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com